March 25, 2016

VIA EDGAR CORRESPONDENCE

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Washington, DC 20549

Mail Stop: 4720

Re:	Acura Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 9, 2016, as amended

File No. 333-210039

Dear Ms. Hayes:

Acura Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3, as amended (the “Filing”) to Wednesday, March 30, 2016, at 12:00 noon, or the earliest practicable time thereafter.

In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing:
2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, through the undersigned officer, further acknowledges that this request for acceleration of the effective date of the Filing will confirm that the Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in this Filing.

We request that such effectiveness be confirmed in writing.

Thank you for your prompt attention to this request.

Sincerely,

/s/ Peter A. Clemens
Peter A. Clemens
Senior Vice President and Chief Financial Officer